January 6, 2011
BY EDGAR AND HAND DELIVERY
Paul Fischer and Ajay Koduri
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	ViewCast.com, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010 (File No. 000-29020)
Dear Messrs. Fischer and Koduri:
This letter is submitted on behalf of ViewCast.com, Inc. (“the Company”) in response to the letter dated December 22, 2010 from the staff of the Securities and Exchange Commission (the “Commission”) transmitting their comments to Form 10-K/A for Fiscal Year Ended December 31, 2009 filed by the Company on April 30, 2010 (the “Form 10-K/A”). Your specific comments are set forth verbatim below, followed by the Company’s response.
Form 10-K/A for Fiscal Year Ended December 31, 2009
Item 10. Directors, Executive Officers and Corporate Governance, page 42
1.	Please disclose the information required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.
We hereby confirm that the Company will disclose in future filings the information regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, as required by Item 401(e) of Regulation S-K. We intend to comply in a manner similar to the disclosure we have included at page 5 through 7 of the Proxy Statement for our 2010 Annual Meeting of Stockholders dated September 21, 2010 which was filed with the Commission on September 21, 2010 (“2010 Proxy Statement”). The information included in the 2010 Proxy Statement at page 5 through 7 regarding each director’s specific experience, qualifications, attributes or skills is as follows:
George C. Platt. Mr. Platt brings to the Board of Directors a broad base of experience including operations, sales and business development and provides a senior management and public company board perspective from his experience in various organizations.

Paul Fischer and Ajay Koduri
U.S. Securities and Exchange Commission
January 6, 2011

David T. Stoner. Mr. Stoner brings to the Board of Directors executive management input and leadership from his role as CEO of ViewCast, technical and industry insight, and operations and engineering experience in various organizations.
Joseph Autem. Mr. Autem brings to the Board of Directors financial and accounting experience and insight developed within the technology industry.
Sherel D. Horsley. Mr. Horsley brings to the Board of Directors marketing engineering and product development experience from a leading global technology company.
John W. Slocum, Jr. Professor Slocum brings to the Board of Directors a management and organizational perspective developed during his academic years as a professor at a top business school along with his experience from consulting with various organizations.
David W. Brandenburg. Mr. Brandenburg brings to the Board of Directors experience ranging from business operations and strategy to public company boards along with a stockholder perspective from his experience as a substantial investor in various organizations.
Director Compensation Table, page 46
2.	We note you disclose in the Option Awards column the compensation cost recognized in accordance with FAS 123R. However, please refer to Item 402(r)(2)(vi) of Regulation S-K and confirm you will disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.
We hereby confirm that we will disclose in future filings the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, as required by Item 402(r)(2)(vi) of Regulation S-K. We intend to comply in a manner similar to the disclosure we have included at page 18 of the 2010 Proxy Statement. The information included in the Director Compensation Table at page 18 of the 2010 Proxy Statement is as follows:
Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Joseph Autem	13,225	—	13,225
David Brandenburg	13,225	—	13,225
Sherel D. Horsley	13,000	—	13,000
John W. Slocum, Jr.	13,900	—	13,900

(1)	Includes meeting fees earned during the fiscal year, whether such fees were paid currently or deferred.

(2)	Represents the aggregate grant date fair value for options to purchase shares of ViewCast.com, Inc. common stock granted to the director during the applicable year calculated in accordance with FASB ASC Topic 718 for financial statement purposes. For more information concerning the assumptions used for these calculations, please refer to the discussion under the caption Stock-Based Compensation in the Management’s Discussion and Analysis and footnotes to the audited financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2009. As of December 31, 2009, the aggregate outstanding option awards to each non-employee director were: Mr. Autem — 125,000; Mr. Brandenburg — 50,000; Mr. Horsley — 100,000 and Mr. Slocum — 83,335.

Paul Fischer and Ajay Koduri
U.S. Securities and Exchange Commission
January 6, 2011

3.	Also, for each director, please disclose by footnote the aggregate number of option awards outstanding at fiscal year end. Refer to Instruction to Items 402(r)(2)(iii) and (iv) of Regulation S-K.
We hereby confirm that we will disclose by footnote in future filings the aggregate number of option awards outstanding at fiscal year end, as required by the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K. We intend to comply in a manner similar to the disclosure we included in footnote 2 of the Director Compensation Table at page 18 of the 2010 Proxy Statement, which is provided in issue (2) above.
Summary Compensation Table, page 47
4.	Similarly, the Option Awards column discloses the compensation cost recognized in accordance with FAS 123R. However, please refer to Item 402(n)(2)(vi) of Regulation S-K and confirm you will disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.
We hereby confirm that we will disclose in future filings the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, as required by Item 402(n)(2)(vi) of Regulation S-K. We intend to comply in a manner similar to what was included at page 14 of the 2010 Proxy Statement, and reflected in footnote 2. The Summary Compensation Table included in the 2010 Proxy Statement at page 14 is as follows:

					Non-Equity
				Option	Incentive Plan		All other
Name and Principal Positions	Year	Salary (1)$	Bonus (1)$	Awards (2)$	Compensation $		Compensation (3)$	Total $
George Platt, Chairman (4)	2009	60,667	—	58,953	—		—	119,620
	2008	100,000	—	33,706	—		—	133,706
David Stoner, CEO and President (4)	2009	200,667	—	58,953	—		1,075	260,695
	2008	193,667	—	42,038	72,823	(6)	4,600	313,128
Laurie Latham, CFO and Sr. VP Finance and Administration	2009	172,667	—	36,846	—		925	210,438
	2008	174,500	—	40,079	67,058	(6)	4,600	286,237
Gary Klembara, Sr. VP Sales (5)	2009	150,690	—	29,500	14,250	(7)	875	195,315
	2008	167,500	10,000	14,024	18,750	(7)	4,060	214,334

(1)	The figures shown for salary and bonus represent amounts earned for the fiscal year, whether or not actually paid during such year, and include amounts deferred pursuant non-incentive deferred compensation plans.

Paul Fischer and Ajay Koduri
U.S. Securities and Exchange Commission
January 6, 2011

(2)	Represents the aggregate grant date fair value for options to purchase shares of ViewCast.com, Inc. common stock granted to the named executive during the applicable year calculated in accordance with FASB ASC Topic 718 for financial statement purposes. For more information concerning the assumptions used for these calculations, please refer to the discussion under the caption Stock-Based Compensation in the Management’s Discussion and Analysis and footnotes to the audited financial statements, included in our Annual Report on Form 10-K for the year ended December 31, 2009. Our 401(k) plan provides employees with an opportunity to defer compensation for retirement. Employees may contribute up to 60% of compensation, subject to IRS limits. ViewCast matches 50% of the first 4% of employee contributions annually. The Company match was suspended on April 1, 2009.

(3)	The named executive officers participate in certain group life, health, disability insurance and medical reimbursement plans, not disclosed in the Summary Compensation Table, that are generally available to salaries employees and do not discriminate in scope, terms and operation. The figure shown for each named executive officer is for employer contributions to a qualified deferred compensation plan (401(k) plan).

(4)	Mr. Platt retired from the position of Chief Executive Officer on July 31, 2008. As a result, Mr. Stoner was appointed Chief Executive Officer.

(5)	Mr. Klembara’s employment with the Company ended in November 2009.

(6)	Represents amounts earned for services rendered during the fiscal year under our CEO’s and CFO’s Compensation Plan, whether or not actually paid during such fiscal year. Incentive was earned quarterly and annually if achievement of 100% or greater of the profit target was accomplished for such quarterly or annual reporting period.

(7)	Represents amounts earned for services rendered during the fiscal year under our Sr. VP of Sales and Business Compensation Plan, whether or not actually paid during such fiscal year. Incentive was earned (i) in 2009 based on achievement of 80% or better of the cumulative quota for sales at the end of each quarter through December 2009 and (ii) in 2008 based on achievement of 90% or better of the cumulative quota for sales at the end of each quarter through December 2008.
Employment Agreements, page 49
5.	We note Mr. Klembara is not employed with your company any more. However, we note for 2009 he had incentive compensation opportunities under his employment agreement whereby he could earn (i) quarterly and cumulative commissions based on 2009 revenues less certain items, and (ii) additional incentive compensation based on quarterly and annual profit and revenue goals. The second paragraph on page 50 discloses the quarterly and annual profit and revenue goals. The targets for the commissions, however, are not disclosed. Please confirm you will disclose all material performance goals or targets that apply to your named executive officers.
We hereby confirm that we will disclose in future filings all material performance goals or targets that apply to our named executive officers should they be offered similar incentive compensation opportunities in the future. The disclosure will include information material to the material performance goals or targets such as expenses and charge backs used to determine the target cumulative commission. The following paragraph is an example of the same paragraph at the end of page 50 of the Form 10-K/A:
With regards to Mr. Klembara, his target cumulative commission for each quarter in 2009 is the sum of $18,750 for that quarter plus $18,750 for each of the prior quarters which has already occurred or $75,000 cumulative total for 2009, and he would be entitled to 60% of his cumulative commissions on reaching 80% of his cumulative revenue goal, and 100% of those commissions on reaching 100% of his cumulative revenue goal. The revenue goals were $4,762,437;

Paul Fischer and Ajay Koduri
U.S. Securities and Exchange Commission
January 6, 2011

$5,261,705; $5,694,043 and $6,031,815 for the first through the fourth quarters of 2009, for a total annual goal of $21,750,000. Under the plan for exceeding 100% of the cumulative goal, Mr. Klembara would earn cumulative accelerators of 15% up to 110%, 25% over 110% to 120%, 50% over 120% to 125%, and 75% over 125% to 130%. Accelerators for achievement between these percentage points will be prorated, as will achievement beyond 130%. In 2009 there were no expenses or charge backs which reduced Mr. Klembara’s quarterly and cumulative commissions. In 2009, Mr. Klembara accrued a commission of $14,250 under this plan.
* * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
We believe that these responses are fully responsive to your comments. We look forward to your prompt review of this submission.
If you have any questions, please contact me at (202) 408-9123 or Kathleen Wechter at (212) 768-5332.
Very truly yours,
/s/ Matthew Dyckman
Matthew Dyckman,
SNR Denton US LLP

cc:	Ms. Laurie L. Latham
Chief Financial Officer
ViewCast.com, Inc.

Kathleen Wechter, Esq.
SNR Denton US LLP